Exhibit F

Dana Reed

Co-CEO

Pan-African Investment Company, LLC

52 Vanderbilt Avenue

New York, NY 10017

RE:       MEMORANDUM OF UNDERSTANDING REGARDING TRUNITY HOLDINGS INC. AND PIC PARTNERS

Dear Ms. Reed:

This Memorandum of Understanding, or MOU, dated April 16, 2013, is intended to summarize our understanding with respect to the arrangement between Pan-African Investment Company, LLC (“PIC”), on the one hand, and Trunity Holdings, Inc. (“Trunity”) on the other hand, in connection with the introduction of Trunity’s educational offerings to countries located on the African continent (each of PIC and Trunity may be referred to as a “Party” or collectively as the “Parties”). Both PIC and Trunity seek to improve the quality of education on the African continent which both parties believe will subsequently improve the general quality of life and believe Trunity’s learning management system and platform provide that opportunity and want to work together to introduce it to as many countries in Africa as possible.

Notwithstanding any other provision of this MOU to the contrary, this MOU, and any contractual obligations contemplated by the MOU shall only become effective upon the execution of a definitive stock subscription agreement totaling not less than SEVEN HUNDRED AND FIFTY THOUSAND US DOLLARS ($750,000) by PIC, or a designated affiliate, in Trunity stock (the “Trunity Purchase Agreement”) which execution is intended to occur contemporaneously with the execution of this MOU (the “Effective Date”). If the Trunity subscription agreement is not executed, this MOU shall be null, void, and of no further force or effect.

The terms of the arrangement:

1.          Exclusivity - For a period of seven (7) years from the Effective Date of this MOU, PIC shall have the exclusive right to introduce Trunity’s services to the governments of each of the countries on the African continent. Such introductions shall be made for the purpose of improving, modernizing, and providing a sustainable education platform for African countries.

The list of such countries where an introduction has been made (an “Introduced Country” or in the plural “Introduced Countries”) shall be recorded in Schedule A which shall be amended from time to time to include all such countries where PIC shall be entitled to compensation in accordance with the provisions hereof. Introduced Countries will also include any country which PIC has identified as a viable future target for Trunity services and has presented a reasonably detailed plan for delivering Trunity services to that country. Trunity agrees that it will not seek to work with any countries in Africa outside of its relationship with PIC provided, however, that unless a Joint Venture is formed as per Section 5 below, PIC or a designee of PIC must reasonably be able to perform the services reasonably required by Trunity to manage any African country relationship in order for such a country to become an Introduced Country under this MOU.

2.          Compensation -  For all Introduced Countries in which Trunity secures contracts for its services, PIC shall receive 7% of Gross Revenue paid to Trunity (“Introduction Fee”) provided that the Introduced Country engages Trunity after PIC’s introduction and for so long as Trunity’s services are offered within the Introduced Country.

3.          Adjustments  -  All of the terms of this MOU, including compensation, are subject to adjustment if it is reasonably determined by the Parties that applying such term(s) would be unconscionable if implemented or would cause either Party undue harm.

4.          Definition of Gross Revenue – Gross Revenue is defined as all compensation received by Trunity, or its affiliates, in respect of Trunity’s services in an Introduced Country less all reasonable and customary, out-of-pocket expenses actually incurred by Trunity directly related to securing the contract for services in such Introduced Country. Expenses incurred in performing contracts in Introduced Countries will not be taken into account in the calculation of Gross Revenue.

5.          Joint Ventures/Responsibilities -  The Parties will enter into Joint Ventures for delivering Trunity services to Introduced Countries if the Parties determine it is advantageous to do so. For each Joint Venture created, the individual material terms including budgets, expenses, compensation, strategy and responsibilities, will be negotiated in good faith by the Parties on a case by case basis. For the avoidance of doubt, in Introduced Countries where a Joint Venture is established between the Parties, the Introduction Fee will not be due and all compensation matters will be addressed in the Joint Venture agreement.

As for responsibilities between the Parties generally, PIC will focus on existing relationships and developing relationships with African countries seeking to improve their educational systems and then develop optimal structures for introducing Trunity’s services to such countries. Trunity will focus on technology, operations and successfully delivering services to the Introduced Countries and then supporting the implementation of their platform.

6.          Tax Treatment  -  Trunity has not represented or indicated to PIC the tax treatment associated with matters discussed in this MOU and has recommended that PIC seek the advice of its own tax counsel. Without limiting the generality of the foregoing, each party shall be responsible for all federal, state and local income taxes, withholding, excise taxes, penalties and/or interest associated with the services provided in Introduced Countries.

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7.          THE MATTERS DESCRIBED IN THIS MOU SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO OR APPLICATION OF ITS CONFLICTS OF LAWS PRINCIPLES. EACH OF PIC AND TRUNITY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THE MATTERS DESCRIBED IN THIS MOU OR FOR RECOGNITION AND ENFORCEMENT OF ANY JUDGMENT IN RESPECT THEREOF.

8.          Each party hereto irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for Delaware for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby. Each of the parties hereto irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court. Each party hereto irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

9.          The invalidity or unenforceability of any provision of this MOU shall not affect the validity or enforceability of any other provision of this MOU, which shall remain in full force and effect. If any covenant contained in this MOU should be deemed invalid, illegal or unenforceable because its scope is considered excessive, such covenant shall be modified so that the scope of the covenant is reduced only to the minimum extent necessary to render the modified covenant valid, legal and enforceable.

10.        This MOU, constitutes the complete embodiments of the entire arrangement and understanding between PIC and Trunity related to the subject matter hereof and supersedes and preempts any prior or contemporaneous memoranda, understandings, agreements, or representations by or between PIC and Trunity relating to the provision of Trunity services to African countries. No amendments or supplements to the arrangement described in this MOU may be made except by a writing signed by all parties. Nothing in this MOU, express or implied, is intended to confer upon a third party any rights or remedies under or by reason of the arrangement described in this MOU.

11.        This MOU may be executed in separate counterparts, any one of which need not contain signatures of more than one party, but all of which taken together will constitute one and the same document. Counterparts delivered by facsimile or electronic mail shall be deemed the same as delivery of an original counterpart.

12.        Except as provided herein, the waiver by either party of the other party’s prompt and complete performance, or breach or violation, of any aspect of the arrangement described in this MOU shall not operate nor be construed as a waiver of any subsequent breach or violation, and the failure by any party to exercise any right or remedy which it may possess under the arrangement described in this MOU shall not operate nor be construed as a bar to the exercise of such right or remedy by such party upon the occurrence of any subsequent breach or violation.

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Please indicate your understanding and acceptance of the matters described in this MOU by signing in the appropriate space below, whereupon this MOU will constitute a binding agreement among each of PIC and Trunity.

Sincerely,

/s/ Terry Anderton
Terry Anderton
CEO
Trunity Inc.

Agreed to and accepted

as of the date set forth below.

/s/ Dana M. Reed
Pan-African Investment Company, LLC
By: Dana M. Reed, Co-CEO
Date: April 16, 2013

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